[GRAPHIC OMITTED]

Alfa Laval AB (publ)
Fourth quarter and full year 2003


"Order intake was very strong during the fourth quarter, 15.7% better than the corresponding period 2002, excluding exchange rate differences.

The positive trend started already at the end of the second quarter and order intake during the last six months was 10.7% better than the corresponding period 2002, excluding exchange rate variations. The Equipment division is ahead and continued to show a stronger upturn. Also the Process Technology division improved and order intake during the fourth quarter showed an increase compared to the same period last year.

The EBITA-margin for the whole year was 11.7% and was impacted by a negative exchange rate effect of SEK 273 million. This was SEK 58 million more than earlier estimated, due to a further weakening of the dollar during the last quarter of the year. Adjusted for the currency effect the EBITA margin was 12.7% compared with 12.0% for 2002."

                 Sigge Haraldsson, President and CEO, Alfa Laval

Summary of the fourth quarter 2003:
   - Order intake increased to SEK 3,750 (3,501) million, meaning an increase by 15.7 percent excluding exchange rate variations.
   - Net sales were SEK 4,086 (4,175) million, meaning an increase by 6.6 percent excluding exchange rate variations.
   - Adjusted EBITA was SEK 463 (535) million, including adverse foreign exchange effects of SEK 121 million.
   -   Adjusted EBITA-margin was 11.3 percent (12.8).
   -   Result after financial items was SEK 275 (346) million.
   -   Cash flow from operating activities increased to SEK 629 (580) million.

Summary of the full year 2003:
   - Order intake was SEK 14,145 (14,675) million, meaning an increase by 4.9 percent excluding exchange rate variations.
   - Net sales were SEK 13,909 (14,595) million, meaning an increased by 3.6 percent excluding exchange rate variations.
   - Adjusted EBITA was SEK 1,627 (1,755) million, including adverse foreign exchange effects of SEK 273 million.
   -   Adjusted EBITA-margin was 11.7 percent (12.0).
   -   Result after financial items increased to SEK 817 (372) million.
   -   Result after tax increased to SEK 646 (120) million.
   -   Earnings per share increased to SEK 5.78 (1.41).
   -   Cash flow from operating activities was SEK 1,654 (1,924) million.
   - The Board of Directors will propose a dividend of SEK 4.00 (2.00) per share at the shareholders' meeting.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 2 (16)


Outlook 2004

Markets recovered during the second half of 2003 within most of the customer segments in which Alfa Laval is active. It is our opinion that the recovery will continue during 2004. Assuming that the recovery will not be affected by unforeseen events in the world, we believe in a strong increase in orders received during 2004.

We assess that the EBITA-margin, excluding currency effects, will be improved.

The fourth quarter and full year report has been issued on February 16, 2004 by the President and Chief Executive Officer Sigge Haraldsson by proxy.

--------------------------------------------------------------------------------
SEK millions, unless           Oct 1 -    Oct 1 -
otherwise stated               Dec 31     Dec 31
                                2003       2002       2003      2002      2001
--------------------------------------------------------------------------------
Order intake                     3,750      3,501     14,145    14,675    15,894
--------------------------------------------------------------------------------
Net sales                        4,086      4,175     13,909    14,595    15,830
--------------------------------------------------------------------------------
Adjusted EBITDA 1)                 539        617      1,920     2,087     2,138
--------------------------------------------------------------------------------
Adjusted EBITA 2)                  463        535      1,627     1,755     1,738
--------------------------------------------------------------------------------
Adjusted EBITA2)- margin         11.3%      12.8%      11.7%     12.0%     11.0%
--------------------------------------------------------------------------------
Result after financial items       275        346        817       372        42
--------------------------------------------------------------------------------
Return on capital employed3)                           21.3%     20.2%     18.5%
--------------------------------------------------------------------------------
Return on equity capital3)                             13.2%      2.7%      2.5%
--------------------------------------------------------------------------------
Solidity                                               33.3%     29.2%      8.2%
--------------------------------------------------------------------------------
Debt ratio, times                                       0.49      0.78      5.38
--------------------------------------------------------------------------------
Cash flow from operations          629        580      1,654     1,924     1,999
--------------------------------------------------------------------------------
Investments                        136         80        259       277       275
--------------------------------------------------------------------------------
No. of employees (units) 4)                            9,358     9,125     9,259
--------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3) Calculated on a 12 months' revolving basis. The new issue of shares in May 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.
4)     Number of employees at the end of the period.

Review report

We have reviewed this fourth quarter and full year 2003 report on an overall basis according to the statement issued by the Swedish Federation of Authorised Public Accountants "FAR". An overall review is considerably limited compared to an audit. Nothing has come to our attention that would indicate that the fourth quarter and full year 2003 report does not fulfil the requirements of the Stock Exchange and Swedish Annual Report's Acts.

Anders Scherman                             Ingvar Ganestam
Authorised Public Accountant                Authorised Public Accountant

-------------------------------------------------------------------------------------------------
Alfa Laval AB (publ)      Visiting address:            For more information, please contact:
PO Box 73                 Rudeboksvagen 3              Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund            Phone: + 46 46 36 65 00      Phone: +46 46 36 74 82,
Sweden                    Website: www.alfalaval.com   Mobile: +46 709 78 74 82,
Corporate registration                                 E-mail: mikael.sjoblom@alfalaval.com
number: 556587-8054

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 3 (16)


Management's discussion and analysis




Orders received

Orders received amounted to SEK 3,750.4 (3,501.4) million for the fourth quarter. Excluding exchange rate variations, the order intake for the Group was
15.7 percent higher than the fourth quarter last year.

Orders received amounted to SEK 14,145.3 (14,674.8) million during 2003. Excluding exchange rate variations, the order intake for the Group was 4.9 percent higher than last year. Orders received from the after market Parts & Service grew in absolute terms for the fourth consecutive year and were 26.1 (26.8) percent of the group's total orders received.

Order backlog

The order backlog at December 31, 2003 was SEK 4,021.1 (4,340.1) million. Excluding exchange rate variations, the order backlog was 6.4 percent higher than the order backlog at the end of 2002.

Net sales

Net sales amounted to SEK 4,086.3 (4,175.1) million for the fourth quarter of this year. Excluding exchange rate variations, the invoicing was 6.6 percent higher than the fourth quarter last year.

Net sales amounted to SEK 13,909.3 (14,594.9) million during 2003. Excluding exchange rate variations, the invoicing was 3.6 percent higher than last year.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 4 (16)


Comments on the Income Statement

As a basis for comments on the various main items of the income statement, please find a comparison between October - December for 2003 and 2002 and January - December for 2003 and 2002:

Income statement analysis
                               Oct 1 -      Oct 1 -      Jan 1 -      Jan 1 -
                               Dec 31       Dec 31       Dec 31       Dec 31
SEK millions                    2003         2002         2003         2002
------------------------------------------------------------------------------

Net sales                       4,086.3      4,175.1     13,909.3     14,594.9

Adjusted gross profit           1,385.0      1,539.1      5,235.8      5,651.7
- in % of net sales                33.9         36.9         37.6         38.7

Expenses                         -846.5       -922.3     -3,315.7     -3,565.0
- in % of net sales                20.7         22.1         23.8         24.4

Adjusted EBITDA                   538.5        616.8      1,920.1      2,086.7
- in % of net sales                13.2         14.8         13.8         14.3

Depreciation                      -75.5        -81.8       -293.1       -331.3

Adjusted EBITA                    463.0        535.0      1,627.0      1,755.4
- in % of net sales                11.3         12.8         11.7         12.0

Amortisation of goodwill *       -124.5       -125.9       -494.1       -506.7

Comparison distortion items         2.0         -0.7          5.6        -29.2
                            ---------------------------------------------------

EBIT                              340.5        408.4      1,138.5      1,219.5
-------------------------------------------------------------------------------

* Including amortisation of step-up values

The year generated a gross profit of SEK 4,933.0 (5,332.7) million. Excluding the amortisation of SEK 302.8 (319.0) million on step-up values, the adjusted gross profit is SEK 5,235.8 (5,651.7) million. This corresponds to 37.6 (38.7) percent of net sales.

Sales and administration expenses amounted to SEK 3,115.9 (3,145.8) million. Excluding exchange rate variations, these expenses were 2.7 percent higher than last year. However, excluding acquired activities sales and administration expenses were on about the same level as last year.

The costs for research and development have amounted to SEK 368.1 (355.2) million, corresponding to 2.6% (2.4 %) of net sales. At constant exchange rates, this represents an increase by SEK 14.2 million or 4.0 percent between 2003 and 2002.

Adjusted EBITDA amounted to SEK 1,920.1 (2,086.7) million for the year. The adjusted EBITA amounted to SEK 1,627.0 (1,755.4) million. The adjusted EBITA margin was 11.7 (12.0) percent. The adjusted result after tax, excluding amortisation of goodwill and step-up values and the corresponding tax, is SEK
9.34 (6.17) per share.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 5 (16)


The result has been affected by comparison distortion items of SEK 5.6 (-29.2) million. On February 26, 2003 the property in Newmarket, Canada was sold for SEK
20.0 million, with a realised gain of SEK 3.6 million. In connection with the construction of a new head-quarter building in Lund a piece of land was sold to the new landlord for SEK 3.8 million with a realised gain of SEK 2.0 million. In 2002 comparison distortion items include two transactions. A disposal of a US property meant a loss of SEK -43.2 million and the conclusion of the divestment of Industrial Flow gave a realised gain of SEK 14.0 million.

Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                            Oct 1-        Oct 1-        Jan 1-        Jan 1-
                            Dec 31        Dec 31        Dec 31        Dec 31
SEK millions                 2003          2002          2003          2002
--------------------------------------------------------------------------------
Orders received               2,054.8       1,877.7       8,069.9       8,092.6
Order backlog *                                           1,598.9       1,564.5
Net sales                     2,090.7       2,027.4       7,841.8       8,129.6
Operating income                293.8         269.7       1,010.9       1,098.8
--------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 7.1 percent and net sales increased by 3.7 percent during 2003 compared to last year.

All customer segments in the Equipment division, have reported an increase in orders during 2003 compared to 2002. Orders received for the fourth quarter 2003 were well above the fourth quarter last year for all segments giving an increase for the quarter of 16.8 percent for the division as a whole. The organic growth in the fourth quarter was 14.9 percent.

Applications such as marine, comfort and industrial original equipment manufacturers have shown a strong demand during most of the year. Channels in the Sanitary segment such as contractors and end-users have also developed well.

Parts & Service has continued to grow also in the last quarter of 2003. The growth came out of industrial applications as well as marine.

As orders exceeded sales, the division will start 2004 with an order backlog greater than the opening backlog for 2003. This is general for all segments, but the increase is greater for marine.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The decrease in operating income during 2003 is due to higher gross margin by SEK 27.7 million (out of which fx-transaction differences of about SEK -79.5 million), higher costs for research and development by SEK -10.0 million and for other overhead by SEK -38.1 million

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 6 (16)


and a negative translation impact from exchange rates by SEK -67.5 million. The increase in other overhead is linked to the acquisition of Toftejorg.

Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                          Oct 1-        Oct 1-        Jan 1-        Jan 1-
                          Dec 31        Dec 31        Dec 31        Dec 31
SEK millions               2003          2002          2003          2002
-------------------------------------------------------------------------------
Orders received             1,678.5       1,607.0       5,990.6       6,488.1
Order backlog *                                         2,398.0       2,752.6
Net sales                   1,975.9       2,171.8       5,993.6       6,377.1
Operating income              117.1         267.9         351.5         537.5
-------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 2.3 percent and net sales increased by 3.6 percent during 2003 compared to last year. The increase in orders as well as sales was largely coming from the acquisition of bioKinetics.

The division reported an increase in orders during the fourth quarter of 8.1 percent exclusive of acquisitions compared to the corresponding period last year. This is seen as a definite change in demand for all capital sales segments except Process Industry. Including acquisitions orders received increased by
12.7 percent during the fourth quarter.

For the full year 2003 all segments but Process Industry have reported growth. Applications like vegetable oil, environment and beverages have reported the most significant increases in orders compared to 2002. Parts & Service has reported another year of growth.

As orders exceeded sales, the opening backlog for 2004 is greater than the backlog going into 2003.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The decrease in operating income during 2003 is due to lower gross margin by SEK -187.3 million (consisting of fx-transaction differences of about SEK -72.5 million and the remainder a combination of lower volume, changed mix and price), higher costs for research and development by SEK -1.8 million and lower costs for other overhead by SEK 54.2 million and a negative translation impact from exchange rates by SEK -51.1 million.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 7 (16)


Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

                            Oct 1-        Oct 1-        Jan 1-        Jan 1-
                            Dec 31        Dec 31        Dec 31        Dec 31
SEK millions                 2003          2002          2003          2002
-------------------------------------------------------------------------------
Orders received                 17.1          16.7          84.8          94.1
Order backlog *                                             24.2          23.0
Net sales                       19.7         -24.1          73.9          88.2
Operating income               -72.4        -128.5        -229.5        -387.6
-------------------------------------------------------------------------------

* At the end of the period.

The increase in operating income during 2003 is due to higher gross margin by SEK 33.7 million, contributions to Alfa Laval Pension fund with SEK 48.9 million, a receivable on insurance captive (property and business interruption insurance) brought to income with SEK 18.0 million and lower costs for other overhead by SEK 57.5 million.

Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

Orders received increased in Central and Eastern Europe and Asia and increased somewhat in North America and Latin America during 2003. Oceania and Africa reported decreased orders received, whereas the orders received for Western Europe and the Nordic countries were slightly below the level of last year.

Net sales

The invoicing increased in Central and Eastern Europe, Asia, Latin America and Africa and increased somewhat in Oceania during 2003. Net sales in Western Europe were unchanged, whereas North America was below and the Nordic countries slightly below the level of last year.

Presentation of geographical markets
--------------------------------------------------------------------------------
Net sales
                             2003                          2002
Consolidated           SEK in millions       %        SEK in millions       %
--------------------------------------------------------------------------------
Customers in
  Sweden                         893.2      6.4%                835.1      5.7%
  Other EU                     4,727.2     33.9%              4,953.0     33.9%
  Other Europe                 1,567.8     11.3%              1,497.8     10.3%
  USA                          2,159.0     15.5%              2,638.7     18.1%
  Other North America            315.0      2.3%                423.5      2.9%
  Latin America                  553.6      4.0%                626.7      4.3%
  Africa                         182.7      1.3%                 69.6      0.5%
  Asia                         3,252.7     23.4%              3,296.6     22.6%
  Oceania                        258.1      1.9%                253.8      1.7%
                      ----------------------------------------------------------
Total                         13,909.3    100.0%             14,594.9    100.0%
--------------------------------------------------------------------------------

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 8 (16)


Consolidated financial result and net income

The financial net has amounted to SEK -259.5 (-593.8) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -115.6 (-228.3) million, interest on the bond loan of SEK -132.0 (-219.4) million, interest on the loan from Tetra Laval Finance Ltd of SEK - (-97.1) million and a net of dividends and other interest income and interest costs of SEK -11.9 (-49.0) million. The decrease in interests to the banking syndicate between 2003 and 2002 is mainly due the cancellation of the previous interest rate swaps that were requested by the previous banking syndicate. The decrease in interests on the bond loan is due to the large amortisation during 2002.

The net of realised an unrealised exchange rate differences amounts to SEK -61.6 (51.3) million, out of which SEK -20.5 (130.4) million in the fourth quarter.

In connection with the dissolution of the pre-IPO capital structure in 2002, the income statement was charged with non-recurring financial costs of SEK -304.8 million. These consist of the reversal of capitalised financing and the premium for the partial repayment of the bond loan.

The result after financial items was SEK 817.4 (372.1) million.

Income taxes were SEK -110.2 (-185.7) million.

The parent company's result after financial items was SEK 0.7 (-87.9) million, out of which comparison distortion costs were SEK - (-14.1) million, net interests were SEK 6.0 (-94.3) million, realised and unrealised exchange rate gains and losses SEK -0.1 (24.8) million and fees to the Board and other administration costs the remaining SEK -5.2 (-4.3) million. Tax on received Group contribution was SEK 171.8 (15.0) million and deferred tax on unused tax losses SEK 4.5 (-) million. Net income for the year was SEK 177.0 (-72.9) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the US, Alfa Laval Inc, was as of December 31, 2003 named as co-defendant in a total of 123 asbestos-related lawsuits with a total of approximately 19,900 plaintiffs. The lawsuits filed in Mississippi account for approximately 99 percent of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defence costs.

During the fourth quarter 2003 Alfa Laval Inc has been named as co-defendant in an additional 9 lawsuits with a total of 13 plaintiffs. During the fourth quarter 7 lawsuits involving approximately 400 plaintiffs have been resolved. This gives a grand total of 70 lawsuits that have been resolved.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                     Page 9 (16)


Cash flow

Cash flow from operating and investing activities amounted to SEK 1,196.1 (1,376.0) million during 2003, out of which divestments generated cash of SEK
40.1 (120.7) million.

Working capital increased by SEK 25.7 million during 2003. The corresponding figure for 2002 was a decrease by SEK 227.5 million.

Investments in property, plant and equipment amounted to SEK 258.5 (276.7) million during 2003. Depreciation, excluding allocated step-up values, amounted to SEK 293.1 (331.3) million during the year.

Cash and bank

The Group's cash and bank amounted to SEK 554.6 (605.9) million. The item cash and bank in the balance sheet and in the cash-flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 30.8 (55.2) million. The company is not a wholly owned subsidiary of the Alfa Laval Group. It is owned to 64.1 percent.

Borrowings and net debt

Total bank borrowings amount to SEK 2,530.7 (3,360.2) million at the end of the year. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 3,614.3 (4,518.7) million.

Net financial debt amounted to SEK 2,401.1 (3,498.5) million at the end of the year.

On January 27 and December 30, 2003 a voluntary amortisation of SEK 223.1 million and SEK 23.9 million respectively was made on the syndicated loan.

During 2003, Alfa Laval has re-purchased bonds at the prevailing market rate for a total face value of SEK 50.6 (181.5) million. The difference between the higher market value and the face value was SEK 9.7 (23.3) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million. This has been reduced to EUR 263.7 million through voluntary amortisation of EUR 87.4 million and reduction through exchange rate movements of EUR 72.8 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of December 31, 2003. The maturity of this combined facility is five years and the interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                    Page 10 (16)



Debt table
--------------------------------------------------------------------------------
Consolidated
SEK in millions                                 2003        2002        2001
--------------------------------------------------------------------------------

Subordinated loan from Tetra Laval Finance Ltd         -           -     2,085.6
Credit institutions                              2,530.7     3,360.2     4,573.1
Bond loan                                        1,064.8     1,127.6     2,045.3

Capitalised financial leases                        13.6        24.7        26.9
Interest-bearing pension liabilities                 5.2         6.1         6.4
                                              ----------------------------------

Total debt                                       3,614.3     4,518.7     8,737.2

Cash, bank and current deposits                  1,213.2     1,020.2       959.7
                                              ----------------------------------

Net debt                                         2,401.1     3,498.5     7,777.5
--------------------------------------------------------------------------------

Ownership and legal structure

Alfa Laval AB (publ) is the parent company of the Alfa Laval Group.

The company had 7,254 (5,746) shareholders on December 31, 2003. The two largest owners are Industri Kapital and Tetra Laval, where 17.9 (26.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands. On October 29, 2003 Industri Kapital has decreased the ownership in Alfa Laval by 9.0 percentage units from 26.9 percent. Next to the two largest owners there are eight institutional investors with ownership in the range of 4.5 to 1.7 percent. These ten largest owners own 60.1 percent of the shares.

Acquisitions and disposals

On October 2, 2003, Alfa Laval acquired the Life Science division, bioKinetics, from Kinetics Group Inc. in the US for SEK 215 million corresponding to approximately six times expected EBIT for 2003. The Kinetics Group Inc. was taken private in August 2000 in an investor led buy-out from United States Filter Corporation.

bioKinetics is headquartered in Philadelphia, PA with additional operations in North Carolina and California in the US and Toronto in Canada. The difference between the purchase price paid and the net assets acquired is SEK 143.6 million. SEK 22.3 million of this has been allocated to patents and un-patented know-how, while the residual SEK 121.3 million has been allocated to goodwill. The goodwill is amortised over 10 years. bioKinetics has approx 400 employees and net sales of approximately SEK 550 million. The operations are reported as a part of the Process Technology division.

As earlier communicated Alfa Laval suspects irregularities in the accounting with regard to revenue recognition for certain customer projects in bioKinetics. Alfa Laval has therefore initiated a further investigation specifically addressing the suspected irregularities. The preliminary findings from this investigation support the suspicions. Alfa Laval has as a consequence decided to initiate new negotiations with the former owner Kinetics Group Inc.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                    Page 11 (16)


On January 31, 2003, the Danish Toftejorg A/S Group was acquired, with effect from January 1, 2003. The operations cover R&D, assembly and sales of advanced tank cleaning equipment, targeting the Food and Marine industries. The operations are integrated into the Equipment Division. The difference between the purchase price paid and the net assets acquired is SEK 33.4 million. SEK 0.9 million of this has been allocated to a property in the US, while the residual SEK 32.5 million has been allocated to goodwill. The goodwill is amortised over 10 years. Toftejorg has annual sales of about SEK 210 million and approximately 100 employees.

On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. In connection with the construction of a new head-quarter building in Lund a piece of land was sold to the new landlord for SEK 3.8 million with a realised gain of SEK 2.0 million. These disposals are reported as comparison distortion items in the income statement.

On December 5, 2003 an asset purchase agreement was signed between the subsidiary Tri-Lad Inc in Canada and local management of the company whereby all non-financial assets were sold to local management. The closing date is January 30, 2004. Tri-Lad Inc is selling equipment to the pipeline industry and was a non-core activity within Alfa Laval. It has been up for sale since several years.

Accounting principles

The same accounting principles and accounting estimates have been applied in the report for the fourth quarter and full year 2003 as for the annual report for 2002, except that RR27 Financial Instruments: Disclosure and Presentation has been implemented. However, RR27 has only an effect on the disclosures in the Annual Report for 2003.

Proposed disposition of earnings

The Board of Directors propose a dividend of SEK 4.00 (2.00) per share corresponding to SEK 446.7 (223.3) million and that the remaining income available for distribution of SEK 622.3 (450.3) million be carried forward.

Date for the next financial report

The interim report for the first quarter 2004 will be published on April 27, 2004.

Events after the balance sheet date

The balance sheets and the income statements will be adopted at the Annual General Meeting of shareholders on April 27, 2004.

In a press release on January 27, 2004, the President and Chief Executive Officer Sigge Haraldsson has communicated his intention to retire in October 2004.

The nomination committee proposes that Gunilla Berg is elected as a member of the Board at the coming Annual General Meeting.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                    Page 12 (16)



CONSOLIDATED CASH-FLOW STATEMENTS
                                                          Jan 1 -      Jan 1 -
                                                          Dec 31       Dec 31
Amounts in SEK millions                                    2003         2002
--------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                             1,138.5     1,219.5
Adjustment for depreciation                                    787.2       838.0
Adjustment for other non-cash items                             22.1        35.0
                                                         -----------------------
                                                             1,947.8     2,092.5

Taxes paid                                                    -268.6      -396.2

Cash flow from operations before working capital             1,679.2     1,696.3

Changes in working capital:
      (Increase)/decrease of current receivables               -25.4       339.3
      (Increase)/decrease of inventories                       -17.2       140.4
      Increase/(decrease) of liabilities                        16.9      -252.2
                                                         -----------------------
                                                               -25.7       227.5

                                                         -----------------------
Cash flow from operating activities                          1,653.5     1,923.8
                                                         =======================

Cash flow from investing activities
Investments in fixed assets                                   -258.5      -276.7
Divestment of fixed assets                                      40.1       120.7
Additional purchase price                                          -      -367.5
Acquisition of businesses                                     -289.5      -135.7
Reduction of purchase price                                        -        81.6
Provisions                                                      50.5        29.8
                                                         -----------------------
Cash flow from investing activities                           -457.4      -547.8
                                                         =======================

Cash flow from financing activities
Financial net, paid                                           -231.1      -973.3
New issue of shares                                                -     3,136.6
Dividends                                                     -223.3           -
(Increase)/decrease of other financial assets                 -256.9       -84.2
Capitalised financing costs, acquisition loans                     -       -39.7
Increase/(decrease) of liabilities to credit institutions     -455.9    -3,359.6
                                                         -----------------------
Cash flow from financing activities                         -1,167.2    -1,320.3
                                                         =======================

Net increase (decrease) in cash and bank                        28.9        55.7

Cash and bank at the beginning of the year                     605.9       666.4
Translation difference in cash and bank                        -80.2      -116.2

Cash and bank at the end of the period                         554.6       605.9
                                                         -----------------------

Cash flow per share (SEK)                                       0.26        0.65

Average number of shares*                                111,671,993  85,482,322

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                    Page 13 (16)



CONSOLIDATED INCOME STATEMENT

                                          Oct 1 -       Oct 1 -       Jan 1 -       Jan 1 -
                                          Dec 31        Dec 31        Dec 31        Dec 31
Amounts in SEK millions                    2003          2002          2003          2002
---------------------------------------------------------------------------------------------
Net sales                                  4,086.3       4,175.1      13,909.3      14,594.9
Cost of goods sold                        -2,775.7      -2,714.1      -8,976.3      -9,262.2
                                      -------------------------------------------------------
Gross profit                               1,310.6       1,461.0       4,933.0       5,332.7
---------------------------------------------------------------------------------------------
Sales costs                                 -620.0        -446.9      -2,245.8      -2,115.1
Administration costs                        -224.7        -325.8        -870.1      -1,030.7
Research and development costs              -100.6        -105.9        -368.1        -355.2
Comparison distortion items                    2.0          -0.7           5.6         -29.2
Other operating income                        75.0          91.3         242.4         268.7
Other operating costs                        -51.7        -216.8        -367.2        -664.0
Amortisation of goodwill                     -50.1         -47.8        -191.3        -187.7
                                      -------------------------------------------------------
Operating income                             340.5         408.4       1,138.5       1,219.5
---------------------------------------------------------------------------------------------
Dividends                                      4.5           0.7           6.9           7.8
Interest income                                8.5         191.1         267.5         351.4
Interest expense                             -78.4        -254.1        -595.5        -901.8
Comparison distortion items                    0.0          -0.4           0.0        -304.8
                                      -------------------------------------------------------
Result after financial items                 275.1         345.7         817.4         372.1
---------------------------------------------------------------------------------------------
Minority share in subsidiaries' income       -10.7          -9.1         -41.6         -33.7
Taxes on this year's result                  -26.6         -34.2        -110.2        -185.7
Other taxes                                   -4.8          -6.0         -19.8         -32.6
                                      -------------------------------------------------------
Net income for the year                      233.0         296.4         645.8         120.2
---------------------------------------------------------------------------------------------

Earnings per share (SEK)                      2.09          2.65          5.78          1.41

Average number of shares *             111,671,993   111,671,993   111,671,993    85,482,322






* The average number of shares has been changed through split and new issue of shares.

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                    Page 14 (16)


In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:

Income statement analysis

                                           2003                                   2002                        2001
SEK millions                   Q4      Q3        Q2        Q1       Q4        Q3        Q2       Q1       Q4        Q3
-------------------------------------------------------------------------- --------------------------- -------------------

Net sales                    4,086.3  3,426.3   3,402.0   2,994.7  4,175.1   3,503.7   3,654.2 3,261.9   4,738.6   3,832.1

Adjusted gross profit        1,385.0  1,318.9   1,334.5   1,197.4  1,539.1   1,394.7   1,426.4 1,291.5   1,679.5   1,366.8
- in % of net sales             33.9     38.5      39.2      40.0     36.9      39.8      39.0    39.6      35.4      35.7

Expenses                      -846.5   -818.0    -849.8    -801.4   -922.3    -902.5    -898.3  -841.9  -1,080.2    -881.5
- in % of net sales             20.7     23.9      25.0      26.8     22.1      25.8      24.6    25.8      22.8      23.0

Adjusted EBITDA                538.5    500.9     484.7     396.0    616.8     492.2     528.1   449.6     599.3     485.3
- in % of net sales             13.2     14.6      14.2      13.2     14.8      14.0      14.5    13.8      12.6      12.7

Depreciation                   -75.5    -70.7     -72.2     -74.7    -81.8     -78.6     -83.1   -87.8    -103.3     -94.1

Adjusted EBITA                 463.0    430.2     412.5     321.3    535.0     413.6     445.0   361.8     496.0     391.2
- in % of net sales             11.3     12.6      12.1      10.7     12.8      11.8      12.2    11.1      10.5      10.2

Amortisation of goodwill *    -124.5   -124.1    -121.8    -123.7   -125.9    -128.7    -125.7  -126.4    -127.9    -129.8

Comparison distortion items      2.0      0.0       0.0       3.6     -0.7      15.9       0.5   -44.9       5.3       0.0
                            ---------------------------------------------- --------------------------- -------------------

EBIT                           340.5    306.1     290.7     201.2    408.4     300.8     319.8   190.5     373.4     261.4
-------------------------------------------------------------------------- --------------------------- -------------------

* Including amortisation of step-up values

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                    Page 15 (16)


CONSOLIDATED BALANCE SHEET

Amounts in SEK millions                                    2003          2002
--------------------------------------------------------------------------------

ASSETS

Non-current assets:
   Intangible assets                                       4,200.0       4,703.3

   Property, plant and equipment                           2,756.5       3,082.7

   Financial assets                                          670.7         751.9

Current assets
   Inventories                                             2,217.8       2,279.0

   Accounts receivable                                     2,463.3       2,504.0

   Other receivables                                       1,168.0       1,086.2

   Other current deposits                                    658.6         414.3

   Cash and bank                                             554.6         605.9

TOTAL ASSETS                                              14,689.5      15,427.3
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                       4,897.0       4,512.3

Minority interest                                            104.2         108.2

Provisions for:
   Pensions and similar commitments                          754.8         720.6
   Deferred taxes                                            817.0         990.3
   Other                                                     891.2         989.3
                                                     ---------------------------
                                                           2,463.0       2,700.2
Non-current liabilities:
   Liabilities to credit institutions                      2,427.0       3,105.8
   Bond loan                                               1,064.8       1,127.6
                                                     ---------------------------
                                                           3,491.8       4,233.4
Current liabilities:
   Liabilities to credit institutions                        103.7         254.4

   Accounts payable                                        1,199.4       1,173.2

   Advances from customers                                   512.1         571.3

   Other liabilities                                       1,918.3       1,874.3

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                14,689.5      15,427.3
--------------------------------------------------------------------------------

Alfa Laval AB (publ)                           Fourth quarter and full year 2003
                                                                    Page 16 (16)


CHANGES IN CONSOLIDATED EQUITY
Amounts in SEK millions
--------------------------------------------------------------------------------

                                            Jan 1 - Dec 31       Jan 1 - Dec 31
                                                 2003                 2002
--------------------------------------------------------------------------------
At the beginning of the period                     4,512.3              1,445.1
New issue of shares                                      -              3,136.6
Dividends                                           -223.3                    -
Translation difference                               -37.8               -189.6
Net income for the period                            645.8                120.2
                                       -----------------------------------------
At the end of the period                           4,897.0              4,512.3
--------------------------------------------------------------------------------

The share capital of SEK 1,116,719,930 is divided into 111,671,993 shares at par value SEK 10.

At the new issue of shares in connection with the IPO in 2002, 32,967,033 new shares were issued, which increased the share capital by SEK 329,670,330. The subscription price was SEK 91. This means that the equity capital increased by SEK 3,000,000,003, which after deduction for transaction costs of SEK 84,181,048 means a net increase by SEK 2,915,818,955. Before the IPO, Alfa Laval management executed all 3,712,310 warrants, which means a corresponding increase of the number of shares and an increase of the share capital by SEK 37,123,100. The subscription price was SEK 59.48, which means an increase of the equity capital by SEK 220,793,851. Totally, the equity capital increased by SEK 3,136,612,806.